Exhibit (a)(5)(ix)

WESTERN SIZZLIN ANNOUNCES COMPLETION OF EXCHANGE OFFER FOR ITEX CORPORATION

Roanoke, VA – May 14, 2008 – Western Sizzlin Corporation (NASDAQ: WEST) announced today that it has completed its exchange offer for shares of ITEX Corporation (OTC Bulletin Board: ITEX).  The exchange offer expired, as scheduled, at 5:00 p.m., New York City time, on Tuesday, May 13, 2008.

Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the exchange agent for the offer, a total of 873,862 shares of ITEX common stock were validly tendered in the offer and not withdrawn.  Western has accepted for exchange all ITEX shares validly tendered in the offer and not withdrawn.  Exchange of the tendered shares, at the exchange ratio of one share of ITEX common stock for .06623 shares of Western common stock, will be made promptly.

About Western Sizzlin Corporation

Western Sizzlin Corporation is a holding company owning subsidiaries engaged in a number of diverse business activities.  Western’s primary business activities are conducted through Western Sizzlin Franchise Corporation and Western Sizzlin Stores, Inc., which franchise and operate 122 restaurants in 20 states. Financial decisions are centralized at the holding company level, and management of operating businesses is decentralized at the business unit level. Western’s primary objective centers on achieving above-average returns on capital in pursuit of maximizing the eventual net worth of its stockholders.

Contact:

Robyn B. Mabe, Chief Financial Officer
Western Sizzlin Corporation
(540) 345-3195